Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. 000-54505

Employee Town Hall Script—Zimmer and Biomet to Combine

Hello everyone. It’s been an exciting day at Zimmer! Thanks for taking the time to join me to discuss the exciting news we announced this morning. In addition to reporting solid first quarter results, we also announced that Zimmer and Biomet have reached an agreement to combine our world-class companies.

We believe that this combination creates a leading innovator in the musculoskeletal industry. Together with Biomet, we expect to have a more comprehensive portfolio of solutions and enhanced innovation capabilities, supported by leading global sales teams and a highly skilled manufacturing force.

I want to take some time to discuss with you the details of this milestone combination, which we expect to complete in the first quarter of 2015, and to also provide you an overview of our first quarter financial results.

Transaction Overview

First, I want to underscore what I believe is one of the most exciting and critically important points: this combination, upon completion, will cement Warsaw, Indiana as the musculoskeletal innovation capital of the world. Whether in Warsaw or in our other operations around the world, we can all be proud of what this means in terms of continuity of our facilities and the execution of our ongoing strategic goals.

We operate in a $45 billion industry, with significant room for innovation and growth. With additional scale, we expect to capitalize on the opportunity to deliver attractive growth by offering a more comprehensive and scalable portfolio of solutions with enhanced cross-selling opportunities.

The business combination isn’t just about size – it’s about better serving our customers with even better products and technologies. By combining with Biomet, we believe that we will expand our capacity to deliver an even broader range of personalized solutions that benefit healthcare providers, surgeons and their patients.

In addition, from a financial perspective, the combined company will be one of the strongest in the industry, with the ability to continue to meaningfully invest in growing our business.

Benefits to Employees & Integration

As always, the tremendous quality of our employees and sales force has been the foundation of our success, as we’ve sharpened the focus on our ability to innovate and improve. We believe that Biomet’s employees and sales representatives share our commitment to delivering innovative, cost-effective solutions to address the healthcare system’s unmet needs. As such, we expect a seamless and successful integration of our two companies.

We will bring together the world-class talent at Zimmer and Biomet and, as part of a larger company with an expanded portfolio and global presence, this combination will lead to greater opportunities for the advancement and growth of employees and sales representatives.

While it is only day one, you should know that, in the coming weeks, we will be forming integration teams to assist with the planning of our combination.

For our employees outside of the U.S., Biomet is headquartered right down the street from our own offices in Warsaw. The combined company will continue to operate here in Warsaw. We will also maintain regional offices and facilities around the world. In addition, we recognize that Zimmer and Biomet have highly recognizable and well respected names, and following the closing of the transaction, the combined company will conduct business under a consolidated name that will leverage the strengths of both brands. Also upon completion, I will continue to lead the combined company as President and Chief Executive Officer.

As you may know, Zimmer has a history of successfully integrating both large and small companies, including the major integration of Centerpulse, as well as the integrations of Implex, ORTHOsoft, Dornoch, Normed, Knee Creations, SoPlus and Synvasive, to name just a few. Our team knows what it takes to plan and execute integrations and is committed to treating all of our employees and sales representatives with respect and dignity throughout the integration process. We fully expect this will be a seamless transition upon the closing of the transaction.

Next Steps

In terms of next steps, we will be working through the necessary approvals to complete the transaction, including certain regulatory approvals. We expect the transaction to close in the first quarter of 2015. Of course, until the transaction is complete, Zimmer and Biomet remain separate companies and it is business as usual.

We are committed to keeping you updated on important matters relating to the combination as we have information to share. Keep in mind that we have only just announced this transaction and it is very early in this process. There are many things that we will be working out over the coming months. However, if you have questions, please feel free to reach out to your supervisor or manager and we will do our best to be responsive to questions that we are able to answer at this time. If you have additional questions, please feel free to email them to ComingTogether@zimmer.com and we will do our best to answer them in a timely manner. Please remain focused on your normal responsibilities, as it is important that we continue to deliver strong results throughout the year.

Closing

In closing, your commitment to innovate and improve is driving us ahead and is also what has allowed us to take this strategic, transformational step in our Company’s growth. Thank you all, again, for joining today and for your support of Zimmer. Your work every day helps to improve the quality of life for patients around the world. We should not take this noble purpose lightly and I’m confident that we’ll be well positioned to do even greater things for customers and patients through the exciting combination with Biomet.

I look forward to working with you to continue our success.

Cautionary Statement Regarding Forward-Looking Statement

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on a timely basis and on reasonable terms; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB. The consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.